Exhibit 99.12

Disclosure of Transactions in Own Shares

Paris, November 28, 2022 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 25, 2022 to trade on its shares and pursuant to applicable law on share repurchase, TotalEnergies SE (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 21 to November 25, 2022:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
21/11/2022	544,742	56.864090	30,976,258.11	XPAR
21/11/2022	240,000	56.923140	13,661,553.60	CEUX
21/11/2022	47,000	57.037260	2,680,751.22	TQEX
21/11/2022	47,000	57.051740	2,681,431.78	AQEU
22/11/2022	564,067	57.882670	32,649,704.02	XPAR
22/11/2022	220,000	57.845780	12,726,071.60	CEUX
22/11/2022	50,000	57.819300	2,890,965.00	TQEX
22/11/2022	30,000	57.773890	1,733,216.70	AQEU
23/11/2022	439,138	58.061920	25,497,195.42	XPAR
23/11/2022	150,000	58.030770	8,704,615.50	CEUX
23/11/2022	54,000	57.991480	3,131,539.92	TQEX
23/11/2022	46,000	57.970050	2,666,622.30	AQEU
24/11/2022	521,456	57.961710	30,224,481.45	XPAR
24/11/2022	153,000	57.940950	8,864,965.35	CEUX
24/11/2022	67,000	57.939280	3,881,931.76	TQEX
24/11/2022	35,000	57.959940	2,028,597.90	AQEU
25/11/2022	570,138	58.429730	33,313,009.40	XPAR
25/11/2022	130,000	58.444200	7,597,746.00	CEUX
25/11/2022	40,000	58.420850	2,336,834.00	TQEX
25/11/2022	30,000	58.412270	1,752,368.10	AQEU
Total	3,978,541	57.810102	229,999,859.14

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the TotalEnergies website: https://totalenergies.com/investors/shares-and-dividends/total-shares/info/company-share-transactions

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

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TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 1 47 44 46 46 l ir@totalenergies.com